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                                                                    Exhibit 7.1

                                    SWIDLER
                                       &
                                     BERLIN

MICHAEL J. LICHTENSTEIN             CHARTERED               DIRECT DIAL
     ATTORNEY-AT-LAW                                       (202) 424-7708
                                                      MJLICHENSTEIN@SWIDLAW.COM


                                 July 27, 1998



BY TELECOPIER

Bobby R. Burchfield, Esquire
Covington & Burling
1201 Pennsylvania Ave., N.W.
Washington, D.C.  20044

       Re:      Total-Tel USA Communications, Inc.

Dear Bobby:

          As you know, this firm represents Revision, L.L.C., Total-Tel's largest shareholder. As a major shareholder, Revision is concerned that for the past several years the Board of Directors has failed to lead Total-Tel in an appropriate manner designed to maximize shareholder value and may have violated SEC rules and regulations. Indeed, based upon discovery in the case filed against Total-Tel, Revision has learned that the Directors may have breached their duty to shareholders. They also appear to have used the corporation for personal gain and have wasted opportunities to enhance shareholder value through the failure properly to consider merger or acquisition offers. Revision has been made aware of a number of such issues, which include the following:

          *In 1993, Total-Tel entered into a lease for a warehouse that is owned by a partnership consisting of Solomon Feldman and his sons, Warren, Cary and Gerald. The annual payments under the Warehouse Lease are $58,560 for the first three years and $62,885 for years four and five. No Board of Directors vote was ever taken to approve the Warehouse Lease and no study was commissioned to determine whether the terms of the Warehouse Lease are equivalent to market terms. Such a transaction certainly should have been carefully reviewed by independent directors.


                        3000 K Street, N.W. - Suite 300
                           Washington, DC 20007-5116


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Bobby R. Burchfield, Esquire
July 27, 1998
Page 2


         *Warren Feldman has his eleven year-old son Ross serving as a Total-Tel agent. Ross Feldman receives commissions statements and apparently is paid fees by Total-Tel.

         *In the past six years, Warren Feldman's compensation has increased from $117,329 to approximately $650,000, plus a BMW 750IL and a country club membership.

         *Warren Feldman's brother-in-law, Arthur Draznen, who is not a Total-Tel employee, receives compensation from Total-Tel as an agent for introducing two customers. We are advised, however, that Ken Alward and Ben Goldberg, two Total-Tel employees, actually sold the accounts. Mr. Alward testified under oath that it is unusual for a non-employee to continue to receive a commission for a referral, like the commission Mr. Draznen receives from Total-Tel.

         *Warren Feldman's brother, Gerald, is or was paid a salary of approximately $50,000 per annum to run Total-Tel's Los Angeles operation.

         *Solomon Feldman, a director of Total-Tel, allegedly spends 25% of his time on company business. Based upon documents produced by Total-Tel, it appears that Solomon Feldman charges the company for various expenses, including gas, meals and airfare for various trips.

         *Angelo Gonnello, who is officially a Total-Tel mail room employee, also acts as Warren Feldman's chauffeur and does errands for Warren Feldman. On occasion, Mr. Gonnello has picked up Warren Feldman's children and has driven them from place to place.

         *Jay Miller, a director of Total-Tel, serves as outside corporate counsel to the company. In 1998, Total-Tel has paid Mr. Miller in excess of $135,000 for legal services rendered in 1997.

         *Leon Genet, a director of Total-Tel, is also a shareholder, officer and director of LPJ Communications, which has received more than $40,000 in commissions from Total-Tel.

         *In September, 1997, Kevin Alward, Total-Tel's president and a director, without any explanation, was suddenly asked to step down as president of Total-Tel and as president of Total-Tel's operating subsidiaries. Alward was also asked to relinquish his position as a director of Total-Tel. Apparently, the Directors failed to make any public disclosure about Alward's termination and neglected to inform shareholders at the 1997 annual meeting.

         *In the past nine years, Warren Feldman has had many discussions with companies seeking to acquire or to merge with Total-Tel. For the most part, the Board of Directors' minutes do not reflect any discussions regarding potential mergers or acquisition of the company and apparently there have been no Board votes regarding these issues. Potential partners or acquirors include Cable and Wireless, Midatlantic Telecom, LCI, USLD, ACC, Qwest, Fonorola, Telco Communications and RSL. Some of these offers would have resulted in enhanced shareholder

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Bobby R. Burchfield, Esquire
July 27, 1998
Page 3


value but do not appear to have been given due consideration by the Board of Directors. Leon Genet, a director, has testified that he was unaware of any such offers.

         The foregoing examples serve to highlight the problems with the way the Board of Directors has been running Total-Tel. As a $100 million public company, Total-Tel should not be run like a "mom and pop shop." Revision believes that it is necessary, and as a major shareholder hereby demands, that an independent investigation be conducted into such conduct to determine whether Total-Tel should pursue legal recourse against the responsible officers and directors. Because there are no independent directors, it is imperative that an outside independent person be appointed to conduct the investigation.

         Please let me know at your earliest convenience how the company intends to proceed with the investigation of the officers and directors' conduct.

                                          Very truly yours,

                                          /s/ Michael J. Lichtenstein

                                          Michael J. Lichtenstein

cc:  Mr. Walt Anderson